Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus Investment Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of
the Investment Company Act of 1940, that Dreyfus Investment Funds (the "Trust"), which is comprised of Dreyfus/Standish Intermediate Tax
Exempt Bond Fund, Dreyfus/The Boston Company Large Cap Core Fund,
Dreyfus/The Boston Company Small/Mid Cap Growth Fund, Dreyfus/The
Boston Company Small Cap Growth Fund, Dreyfus/The Boston Company Small
Cap Value Fund, Dreyfus/The Boston Company Small Cap Tax Sensitive
Fund, Dreyfus/The Boston Company Emerging Markets Core Equity Fund,
and Dreyfus/Newton International Equity Fund, (collectively, the "Funds"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2012 and from
September 30, 2011 through May 31, 2012, with respect to securities reflected in the investment accounts of the Funds.  Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the standards of the
Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2012 and, with respect to agreement of security purchases and sales, for the period from September 30, 2011 (the date of our last examination) through May 31, 2012:
1. 	Examination of The Bank of New York Mellon's (the "Custodian")
security position reconciliations for all securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Count and inspection of all securities located in the vault of the Custodian in New York City;
4.	Reconciliation between the Funds' accounting records and the
Custodian's records as of May 31, 2012;
5. Agreement of pending purchase activity for the Funds as of May 31, 2012 to documentation of corresponding subsequent bank statements;
6.	Agreement of pending sale activity for the Funds as of May 31,
2012 to documentation of corresponding subsequent bank statements;
7.	Agreement of five purchases and five sales from the period from
September 30, 2011 (the date of our last examination) through May 31, 2012 from the books and records of the Trust to the bank statements noting that they had been accurately recorded and subsequently settled;
8.	Review of the BNY Mellon Global Asset Servicing Report on Controls
Placed in Operation and Tests of Operating Effectiveness ("SOC 1 Report")
for the period April 1, 2011 to March 31, 2012 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
9.	We inquired of the Custodian who confirmed that all control
policies and procedures detailed in Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SOC 1 Report, have remained in operation and functioned adequately from April 1, 2012 through May 31, 2012. In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2012 and from September 30, 2011 through May 31, 2012, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP
New York, New York
August 27, 2012



August 27, 2012


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus/Standish Intermediate Tax Exempt Bond Fund, Dreyfus/ The Boston Company Large Cap Core Fund, Dreyfus/The Boston Company Small/ Mid Cap Growth Fund, Dreyfus/The Boston Company Small Cap Growth Fund, Dreyfus/The Boston Company Small Cap Value Fund, Dreyfus/The Boston
Company Small Cap Tax Sensitive Fund, Dreyfus/The Boston Company Emerging Markets Core Equity Fund, and Dreyfus/Newton International Equity Fund, each a series of Dreyfus Investment Funds (collectively, the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2012 and from September 30, 2011 through May 31, 2012.Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
May 31, 2012 and from September 30, 2011 through May 31, 2012 with respect to securities reflected in the investment account of the Funds.

Dreyfus Investment Funds


Jim Windels
Treasurer